Exhibit 99.1

Can-Fite Subsidiary OphthaliX Signs Definitive Agreement to Acquire Improved Vision Systems Ltd.

Strategic acquisition to combine medical devices and pharmaceutical products to address multi-billion dollar markets in treating ophthalmic diseases

PETACH TIKVA, Israel, June 19, 2015 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs being developed to treat inflammatory diseases, cancer and sexual dysfunction, today announced that its subsidiary, OphthaliX (OTCQB:OPLI) has signed a definitive agreement to acquire Israel-based Improved Vision Systems Ltd. (I.V.S.).

Under the terms of the agreement, in exchange for I.V.S. becoming a wholly-owned subsidiary of OphthaliX, OphthaliX will issue to the sellers and option holders of I.V.S. at the initial closing such number of shares of OphthaliX common stock and OphthaliX options equal to an aggregate of approximately 14% of the issued and outstanding capital stock of OphthaliX on a fully diluted basis immediately following the initial closing. In addition, OphthaliX has agreed to issue to the sellers and option holders of I.V.S. such number of shares of OphthaliX common stock and OphthaliX options equal to an aggregate of approximately 11% of the issued and outstanding capital stock of OphthaliX on a fully diluted basis upon the attainment of certain milestones. The closing of the acquisition is subject to certain closing conditions including the raising of capital by OphthaliX and an up-listing of OphthaliX to a national securities exchange in the United States. No shares of OphthlaliX’s parent company, Can-Fite BioPharma, will be issued as a part of this transaction.

I.V.S. develops breakthrough medical device technologies to improve sight, diagnose and offer therapy for a variety of ocular diseases including glaucoma, age related macular degeneration (AMD), diabetic retinopathy and oculo-motor pathologies, addressing multi-billion dollar markets. I.V.S. is developing two types of products: (1) an indoor eye tracking solution, attachable to any screen including TVs, computers, tablets, etc., that manipulates the image shown to the user in such a way as to best compensate for such user’s specific clinical impairment; and (2) a goggles-based mobile device which generates high definition displays that are manipulated and moved based on the device’s ability to track each eye individually, thus restoring mobility and independence to visually impaired people.

OphthaliX is committed to continuing its development program for its drug candidate CF101, a neuro-protective and anti-inflammatory drug, for the treatment of glaucoma. Patients are currently enrolled for the second segment of the Phase II study and are treated orally with CF101.

Upon initial closing, I.V.S. executives Ran Yam and Dan Oz will join OphthaliX’s Board of Directors. Additionally, upon initial closing Ran Yam will be appointed Chief Executive Officer of OphthaliX and Dan Oz Chief Technology Officer, bringing their long and successful track records in the medical device field to the Company.

“We are thrilled to take this important step towards acquiring I.V.S and are excited about the potential of this acquisition as we pursue our strategy of re-positioning OphthaliX as a company that addresses substantial ophthalmologic markets through both medical devices and pharmaceutical products,” stated Can-Fite and OphthaliX CEO, Dr. Pnina Fishman. “We welcome the I.V.S. team to OphthaliX.”

Ran Yam, I.V.S. CEO, “There are significant synergies between OphthaliX and I.V.S. and we believe that our combined pharmaceutical and medical device development program presents a compelling opportunity. The visions of the OphthaliX team and I.V.S. team are shared and we look forward to working together.”

About CF101

CF101, an A3 adenosine receptor (A3AR) agonist, is a novel, first in class small molecule orally bioavailable drug which binds with high affinity and selectivity to the A3AR, which is known to be over-expressed in inflammatory cells. The drug acts as a neuro-protective agent and prevents apoptosis of retinal ganglion cells.

About OphthaliX Inc.

OphthaliX Inc. is a clinical-stage biopharmaceutical company focused on developing therapeutic products for the treatment of ophthalmic disorders.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company’s CF101 recently completed its Phase II/III trials for the treatment of psoriasis and the Company is preparing for a Phase III CF101 trial for rheumatoid arthritis. Can-Fite’s liver cancer drug CF102 is in Phase II trials and has been granted Orphan Drug Designation by the U.S. Food and Drug Administration. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. The Company’s CF602 has shown efficacy in the treatment of erectile dysfunction. Can-Fite has initiated a full pre-clinical program for CF602 in preparation for filing an IND with the U.S. FDA in this indication. These drugs have an excellent safety profile with experience in over 1,200 patients in clinical studies to date. For more information please visit: www.can-fite.com

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Factors that may cause actual results to differ from those contemplated by such forward-looking statements include, but are not limited to, the following: failure of OphthaliX to enter into a potential financing transaction, failure of OphthaliX to up-list to a national securities exchange, failure of OphthaliX or I.V.S. to otherwise satisfy any closing conditions, reaction to the proposed acquisition by strategic partners and employees; the diversion of OphthaliX’s management's time on issues relating to the proposed acquisition; the inability to integrate I.V.S.’s operations into those of OphthaliX, the inability to realize expected synergies from the proposed acquisition; changes in the stock price of OphthaliX prior to closing; material adverse changes in OphthaliX’s or I.V.S.’s operations; a decline in the economy, as well as the risk factors set forth in Can-Fite’s filings with the SEC. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114